FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Management Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Announces Management Changes

Tokyo, March 1, 2023—Nomura Holdings, Inc. (the Company) today announced the following management changes effective April 1, 2023.

Name	Current Responsibilities	New Responsibilities
Yutaka Nakajima	Senior Managing Director	Representative Executive Officer, Deputy President
Tomoyuki Teraguchi	Representative Executive Officer, Deputy President	Senior Managing Director, Vice Chairman

The biography of Yutaka Nakajima, newly appointed Representative Executive Officer, is as follows.

Date	Education/Qualification
Mar. 1988	Bachelor of Engineering from The University of Tokyo (Japan)

Date	Business Experience
Apr. 1988	Joined Nomura Securities Co., Ltd.
Jul. 2007	Head of Fixed Income Department and Financial Products Department of Nomura Securities Co., Ltd.
Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd., Fixed Income Division
Apr. 2013	Senior Managing Director of Nomura Securities Co., Ltd., Joint Head of Global Markets Asia-Pacific
May 2015	Senior Managing Director of the Company, Head of Global Markets, EMEA
Apr. 2016	Senior Managing Director of the Company, Head of Global Markets, EMEA (based in London) Senior Corporate Managing Director of Nomura Securities Co., Ltd., Head of Global Markets (based in London)
Apr. 2017

Senior Managing Director of the Company, Co-Head of Global Markets and Head of Global Markets, EMEA (based in Tokyo)

Executive Officer, Senior Corporate Managing Director of Nomura Securities Co., Ltd., Global Markets

Director of Nomura Financial Products & Services, Inc. (current)

Apr. 2018	Senior Managing Director of the Company, Co-Head of Global Markets Executive Officer, Executive Vice President of Nomura Securities Co., Ltd., Global Markets
Apr. 2019	Senior Managing Director of the Company, Co-Head of Global Markets Director, Executive Vice President of Nomura Securities Co., Ltd., Global Markets

Date	Business Experience
May 2019	Senior Managing Director of the Company, Head of Global Markets (current) Director, Executive Vice President of Nomura Securities Co., Ltd., Global Markets
Apr. 2021	Representative Director, Deputy President of Nomura Securities Co., Ltd., Global Markets
Apr. 2022	Representative Director, Deputy President of Nomura Securities Co., Ltd., Head of Global Markets

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.